Exhibit 99.1
INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

December 24, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 209,246 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from December 16, 2024, up to and including December 20, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 125,062,916 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (125,062,916) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
16/12/2024	LSE	16,243	920.78
16/12/2024	BATE	6,034	919.89
16/12/2024	CHIX	16,371	919.54
16/12/2024	AQUIS	3,123	916.77
17/12/2024	LSE	25,718	931.58
17/12/2024	BATE	5,231	931.09
17/12/2024	CHIX	16,759	930.15
17/12/2024	AQUIS	821	926.66
18/12/2024	LSE	14,770	942.76
18/12/2024	BATE	6,911	941.62
18/12/2024	CHIX	15,222	942.22
18/12/2024	AQUIS	2,465	942.17
19/12/2024	LSE	16,217	910.35
19/12/2024	BATE	4,669	908.69
19/12/2024	CHIX	16,156	911.69
19/12/2024	AQUIS	1,697	912.18
20/12/2024	LSE	16,317	912.01
20/12/2024	BATE	6,705	908.38
20/12/2024	CHIX	14,161	908.16
20/12/2024	AQUIS	3,656	918.09

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123